                                                 ILLINOIS POWER COMPANY
                                STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                                     FIXED CHARGES
                                                (Thousands of Dollars)

                   Year Ended December 31,                                         Supplemental **
                                                1991       1992      1993           1993       1994     1995
Earnings Available for Fixed Charges:
Net Income (Loss)                             $109,244   $122,088  ($56,038)      ($56,038)  $180,242  $182,713
Add:
  Income Taxes:
   Current                                      29,369     22,930    25,260         25,260     58,354    98,578
   Deferred - Net                               45,990     63,739    82,057         82,057     71,177    34,137
  Allocated income taxes                        (1,348)    (6,632)  (12,599)       (12,599)    (8,285)   (8,417)
  Investment tax credit - deferred                 (11)      (519)     (782)          (782)   (11,331)   (6,894)
  Income tax effect of disallowed costs              -          -   (70,638)       (70,638)         -         -
  Interest on long-term debt                   176,179    160,795   154,110        135,115    125,581
  Amortization of debt expense and
   premium-net, and other interest charges       9,004     12,195    17,007         17,007     15,826     29,558
One-third of all rentals (Estimated to be
   representative of the interest component)     4,996      5,117     5,992          5,992      5,847      5,221
  Interest on in-core fuel                       8,862      8,278     6,174          6,174      7,185      6,716
  Disallowed Clinton plant costs                     -          -         -        270,956          -          -
                                              --------   --------  --------       --------   --------   --------
Earnings (loss) available for fixed           $382,285   $387,991  $150,543       $421,499   $454,130   $467,193
                                              ========   ========  ========       ========   ========   ========
Fixed charges:
 Interest on long-term debt                   $176,179   $160,795  $154,110       $154,110   $135,115   $125,581
 Amortization of debt expense and
  premium-net, and other interest charges       25,553     25,785    27,619         27,619     25,381     38,147
 One-third of all rentals (Estimated to be
  representative of the interest component)      4,996      5,117     5,992          5,992      5,847      5,221

Total Fixed Charges                           $206,728   $191,697  $187,721       $187,721   $166,343   $168,949
                                              ========   ========  ========       ========   ========   ========
Ratio of earnings to fixed charges                1.85       2.02      0.80 *         2.25       2.73       2.77
                                              ========   ========  ========       =========  ========   ========

   * Earnings are inadequate to cover fixed charges. Additional earnings (thousands) of $37,178 for 1993, are required to attain a one-to-one ratio of Earnings to Fixed Charges.

   ** Supplemental ratio of earnings to fixed charges presented to exclude nonrecurring item - Disallowed Clinton plant costs.